FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following is the transcript of Bruce Lakefield's weekly message to US Airways, Inc. employees:

Hello. This is Bruce Lakefield on Friday, July 29th.

Today, we are closing our Pittsburgh reservations center. The center is a symbol of our roots, and our history. It is a place where many of our colleagues have worked over the last 35 years.

Closing the Pittsburgh center is a step that we do not take lightly. We share the sadness that our employees are feeling as they bid each other farewell. We are pleased, however, that we could work with the CWA to fashion options for those employees, such as an early out program and job transfers to Winston-Salem.

The airline industry is changing and for us to survive, we must change with it. We all should take great pride in our accomplishments. Fortunately much of what we have built is going to endure as part of our new partnership with America West.

Also today we reported a disappointing $62 million loss for the second quarter of 2005. The high cost of fuel was the biggest contributor to our loss. While our non-fuel costs declined substantially, the improvement was offset by a 57 percent increase in aviation fuel.

We are seeing positive trends in our passenger yields, relative to the first quarter, and we expect those trends to continue.

Through the merger with America West, we will achieve further savings by taking advantage of the synergies of both airlines. What is equally important is that we will be better capitalized through the equity were raised from our new investors.

This week, we announced the organizational structure for the new airline and assigned areas of responsibility to individual executives. Al Crellin, who has headed US Airways' operations during the most difficult times in our history, will become executive vice president of operations for the combined airline. Al is an excellent choice to run the operations.

While we have selected extremely talented individuals to manage the new US Airways, I am sad to say that some of our executives, for personal reasons, have chosen not to join the new US Airways in Arizona. They have been working tirelessly to help complete the merger and I am deeply appreciative of their loyalty to our employees and our company.

Transitions as complex as ours, and involving so much distance, raise difficult questions for every individual. I know that many of you have equally difficult choices to make.

I understand your concerns and share the anxiety some have regarding the move from Crystal City to Tempe. Today, I would like to be able to face each and every one of you and share with you your role in the new organization. But I cannot, because those decisions still are being made.

What I can tell you is that we are going to consolidate the employees of the two companies in as fair a way as possible. In terms of timing, some of our headquarters staff will move soon after the merger is consummated, perhaps as early as October. Others will move over the course of the next several months.

We will keep you informed every step of the way, but only when we have something substantive to tell you. For now, I ask for your patience and appreciated your perseverance.

That is all for this week. Stay safe, have a great weekend, and I will talk with you again next Friday.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, America West Holdings and US Airways Group have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West Holdings after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.